PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

15 May 2009

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

11 May	Director Shareholding
11 May	Directors' Shareholding
11 May	Top Honours in 2009 SIIA CODiE Awards go to Pearson for Handheld Reading Assessment Device

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

09046490

dlw 7/9

Director Shareholding
11 May 2009

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RECEIVED
2009 JUN -2 A 3:27

Click here to download a PDF of this press release.

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person connected* with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **N/A**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **N/A**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **N/A**	8.	State the nature of the transaction **N/A**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **N/A**	14.	Date and place of transaction **N/A**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **N/A**	16.	Date issuer informed of transaction **N/A**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **8 MAY 2009**	18.	Period during which or date on which it can be exercised **1 AUGUST 2012 – 31 JANUARY 2013**
19.	Total amount paid (if any) for grant of the option **NIL**	20.	Description of *shares* or debentures involved (*class* and number) **1672 OPTIONS OVER ORDINARY SHARES OF 25P EACH**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **£5.472**	22.	Total number of *shares* or debentures over which options held following notification **425,254**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification __11 MAY 2009______________________________

Directors' Shareholding

11 May 2009

< Back to search results

Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID ARCULUS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **SIR THOMAS DAVID GUY ARCULUS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **92**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00001%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction **718.450p**	14.	Date and place of transaction **8 MAY 2009 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **12,149 0.0015%**	16.	Date issuer informed of transaction **11 MAY 2009**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification ___**11 MAY 2009**___________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **RONA FAIRHEAD**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **RONA FAIRHEAD**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **61**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000008%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction **718.450p**	14.	Date and place of transaction **8 MAY 2009 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **212,408 0.02623%**	16.	Date issuer informed of transaction **11 MAY 2009**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification ___**11 MAY 2009**__________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (v) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **ROBIN FREESTONE**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **ROBIN FREESTONE**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **665**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00008%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **718.450p**	14.	Date and place of transaction **8 MAY 2009 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **65,957 0.00814%**	16.	Date issuer informed of transaction **11 MAY 2009**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification ___**11 MAY 2009**____________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (vi) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **11,904**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00147%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **718.450p**	14.	Date and place of transaction **8 MAY 2009 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **409,637 0.05058%**	16.	Date issuer informed of transaction **11 MAY 2009**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BRAUNHOFER, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BRAUNHOFER

ASSISTANT COMPANY SECRETARY

____

Date of notification ___11 MAY 2009_______________________________

Top Honours in 2009 SIIA CODiE Awards go to Pearson for Handheld Reading Assessment Device

11 May 2009

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PE

Education Publisher Collaborates With Liberty Source to Create DRA 2 Handheld - Tango Software Edition

A small handheld electronic tool that helps teachers diagnose, assess and improve student reading skills took top honors in the Software & Information Industry Association's 24th Annual CODiE Awards as the winner for Best Educational Use of a Technology Device. The DRA2 Handheld - Tango Software Edition from the education and technology company, Pearson, was selected from among 850 nominations submitted by 600 companies. Now in its 24th year, the CODiEs are considered the Academy Awards of the software and information industry, celebrating outstanding achievement and vision.

"We believe that technology has incredible power to transform learning for all students," said Peter Cohen, CEO, Pearson Curriculum. "DRA2 Handheld - Tango Software Edition is a great example of how innovative technology combined with a proven assessment tool puts the power of data driven decision-making in teacher's hands to help students become independent, successful readers. It is an honor to have this innovative solution recognized as one of the nation's best by the Software & Information Industry Association."

Pearson collaborated with Liberty Source, developer of the Tango handheld software, to take the leading reading assessment for grades K-8, Developmental Reading Assessment™, Second Edition (DRA2), and combine it with state-of-the-art handheld technology to create DRA2 Handheld - Tango Software Edition. Built on more than 20 years of research and development, the DRA2 is an accurate, widely used assessment that helps identify each student's reading ability and level, document progress, and tailor teaching to drive effective reading instruction.

The device puts a powerful tool for measuring student reading ability and linking the results to instruction in the palms of teachers' hands. This easy-to-use, portable technology allows teachers to quickly administer DRA2--with no software installation required. The DRA™2 Handheld - Tango™ Software Edition is also a greener option, saving the time and expense of photocopying paper tests.

DRA2 Handheld-Tango Software Edition qualifies for funding under a number of the current federal education stimulus programs, including Title I, IDEA-Special Education, Title II-D/Enhancing Education Through Technology (EETT), School Improvement, and professional development funding for data-driven decision making.

For more information about the award-winning DRA2 Handheld - Tango Software Edition, visit www.pearsonschool.com/dra2handheld or www.fundingforschool.com.

About SIIA:
The Software & Information Industry Association (SIIA) is the principal trade association for the software and digital content industries. SIIA provides global services in government relations, business development, corporate education and intellectual property protection to more than 500 leading software and information companies. For further information, visit www.siia.net.

About Pearson:
Pearson (NYSE:PSO), the global leader in education and education technology, reaches and engages today's digital natives with effective and personalized learning, as well as dedicated professional development for their teachers. This commitment is demonstrated in the company's investment in innovative print and digital education materials for preK through college, student information systems and learning management systems, teacher professional development, career certification programs, and testing and assessment products that set the standard for the industry. The company's respected brands include Scott Foresman, Prentice Hall, Addison Wesley, Benjamin Cummings, PEMSolutions, Stanford 10, SuccessNet, MyLabs, PowerSchool, SuccessMaker and many others. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student at every level of education. Pearson's commitment to education for all is supported by the global philanthropic initiatives of the Pearson Foundation. Pearson's other primary businesses include the Financial Times Group and the Penguin Group. For more information, go to www.pearson.com.

About Liberty Source:
Liberty Source, developer of the Tango Software handheld computing solutions for the PK-12 education market is an industry leader in the integration of benchmark and progress monitoring content for some of the most widely recognized assessments in education. The Tango Software mobile and web solutions deliver real time formative and summative outcomes that provide immediate student intervention and instruction. Tango Central, the Tango intuitive and cutting edge web-based engine gives educators immediate access to student assessment information, data analysis and group or individualized instructional student educational plans that streamline instruction and target individual student needs. To insure the success of a Tango Software deployment, the Liberty Source professional development and services team assists educators taking their assessment information to the next level - maximizing consistency, reliability and sustainability. For 2009, Tango Software is building on its technology offerings by providing handheld-based assessments solutions on the Apple iPod Touch platform. Teachers and administrators will be able to take advantage of the latest in technology in meeting educational needs - including Tango Software's integrated Response to Intervention tools, correlations to key intervention activity catalogs and advanced reporting features. Liberty Source is committed to the needs of the education community both now and in the future with technological solutions that arm teachers with the key information they need to stimulate change in the classroom. For more information, go to www.tangosoftware.com.

For more information, press only:

Rod Granger, Pearson, 212-641-6114,
rod.granger@pearson.com
Lisa Wolfe, L. Wolfe Communications, 773-227-1049,
lwolfe@lwolfe.com